Philips updates markets on Healthcare sector in meeting with financial analysts

Thursday, May 07, 2009

Amsterdam, the Netherlands – At a meeting with investors and financial analysts today, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will update the market on progress at the company’s Healthcare sector. Executives at Philips Healthcare, including sector Chief Executive Officer and member of the Philips Board of Management Steve Rusckowski, will elaborate on the fundamental strengths of Philips’ Healthcare business and will discuss the long-term growth and profitability drivers that give Philips a uniquely strong position going forward.

“While certain factors, both economic and political, clearly influence short-term performance I am fundamentally confident of the success chances of our Healthcare business in the long run.” Mr. Rusckowski commented. “Our world is facing some inescapable challenges in the medium-to-long term. We have come a long way already in building up the Healthcare portfolio needed to face those challenges. This, coupled with our leading business positions and our differentiating approach in general, positions us well for the future, despite the short-term headwind we face today.”

During today’s meeting, several Healthcare executives will discuss the fundamental drivers and positioning of their respective businesses. For instance, the chief executive of Home Healthcare Solutions will discuss how ever-more pressing challenges like overburdened healthcare systems and ageing populations will lead to out-of-hospital medical treatment and patient monitoring becoming an increasingly important element in the Healthcare mix. He will elaborate on how Philips is excellently positioned to benefit from this trend, while providing sensible solutions to some of the key healthcare challenges of our time.

Other executives will cover a range of relevant topics, including progress made in building out the business in key emerging economies such as China, India and Latin America by making strategic acquisitions, expanding service businesses and extending the product offering. There will also be a session dedicated to Philips’ holistic care-cycle approach to Healthcare and how it gives the business a strong competitive edge. Steve Rusckowski will also discuss how, despite some short-term negative trends, the fundamentals of the business remain strong.

During the day, analysts will also be given more insight into Philips Healthcare’s efforts to tackle the short-term impact of the current economic slowdown through a strong focus on cost and cash management and ensuring that maximum value is captured from recent acquisitions. Philips will also provide an update on restructuring and cost reduction measures for Healthcare, which are now expected to result in total savings of EUR 150 million for 2009.

Presentations will begin at 10:00 AM (CET) and can also be followed via webcast. Please visit Philips’ Investor Relations website to listen to this webcast.

For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.